U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This current report is filed to disclose Tantech Holdings Ltd (the “Registrant”)’s financial statements and financial notes for the six months ended June 30, 2016. A copy of the press release is attached as Exhibit 99.1.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2016	2015
Assets
Current Assets
Cash and cash equivalents	$4,689,811	$6,273,389
Restricted cash	343,149	-
Accounts receivable, net	36,322,817	40,484,871
Inventories, net	814,779	1,097,048
Advances to suppliers, net	20,373,500	15,597,108
Prepaid value-added taxes	295,124	110,173
Other receivables , net	416,173	120,661
Total current assets	63,255,353	63,683,250

Property, plant and equipment, net	10,305,378	11,118,635

Other Assets
Advances to suppliers-long-term	9,030,240	-
Intangible assets, net	1,961,382	2,102,507
Deposits for asset acquisition	903,024	2,465,600
Deposit for business acquisition	10,776,086	7,705,000
Total Assets	$96,231,463	$87,074,992

Liabilities and Equity
Current Liabilities
Short-term bank loans	$8,503,476	$8,444,680
Bankers acceptance notes payable	301,008	-
Accounts payable	2,615,963	3,072,368
Customer deposits	1,366,165	606,029
Taxes payable	767,982	804,270
Due to third parties	885,265	-
Accrued liabilities and other payables	857,852	1,058,160
Total current liabilities	15,297,711	13,985,507

Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
25,793,000 and 21,600,000 shares issued; 23,293,000 and 21,600,000
shares outstanding at June 30, 2016 and December 31, 2015, respectively	23,293	21,600
Additional paid-in capital	23,090,159	15,134,752
Statutory reserves	6,401,235	6,401,235
Retained earnings	49,883,616	48,350,456
Accumulated other comprehensive loss	(1,964,313)	(262,900)
Total Stockholders' Equity	77,433,990	69,645,143
Noncontrolling interest	3,499,762	3,444,342
Total Equity	80,933,752	73,089,485
Total Liabilities and Equity	$96,231,463	$87,074,992

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(Unaudited)

	For the Six Months Ended June 30,
	2016	2015

Revenues	$22,788,505	$30,394,676

Cost of revenues	16,788,797	20,625,926

Gross Profit	5,999,708	9,768,750

Operating expenses
Selling expenses	386,147	436,165
General and administrative expenses	2,888,738	2,922,845
Research and development expenses	272,563	705,048
Total operating expenses	3,547,448	4,064,058

Income from operations	2,452,260	5,704,692

Other income (expenses)
Interest income	450	63,873
Interest expense	(329,867)	(159,865)
Government subsidy income	1,530	326,600
Other income, net	242,182	383,466
Total other income (expenses)	(85,705)	614,074

Income before income taxes	2,366,555	6,318,766

Provision for income taxes	706,341	1,149,975

Net income	1,660,214	5,168,791

Less: Net income attributable to the noncontrolling interest	127,054	288,767

Net income attributable to common stockholders	$1,533,160	$4,880,024

Net income	1,660,214	5,168,791
Other comprehensive income:
Foreign currency translation gains (losses)	(1,773,047)	396,708

Comprehensive income (loss)	(112,833)	5,565,499

Less: Comprehensive loss attributable to noncontrolling interest	(55,420)	(308,628)

Comprehensive income (loss) attributable to common stockholders	$(168,253)	$5,256,871

Earnings Per share -Basic and Diluted	$0.07	$0.23

Weighted Average Shares Outstanding - Basic and diluted	22,725,566	21,074,033

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
Cash flows from operating activities
Net income	$1,660,214	$5,168,791
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Changes in allowances - accounts receivable	239,337	963,477
Changes in allowances - advance to suppliers	871,842	-
Depreciation expense	566,510	550,828
Deferred income tax provision	-	3,742
Amortization of intangible asset	93,587	100,169
Loss from disposal of property, plant and equipment	-	32,188
Changes in operating assets and liabilities:
Accounts receivable	3,031,275	121,113
Advances to suppliers	(15,277,167)	(1,207,431)
Inventory	260,920	(927,786)
Other receivables	(301,838)	(394,344)
Accounts payable	(391,083)	(1,272,550)
Customer deposits	787,103	174,199
Taxes payable	(208,438)	(632,984)
Accrued liabilities and other payables	(278,143)	322,224
Net cash provided by (used in) operating activities	(8,945,881)	3,001,636

Cash flows from investing activities
Additions to property, plant and equipment	(3,539)	(71,552)
Deposit for asset acquisitons	1,529,970	927,054
Deposit for business acquisiton	(3,304,735)	-
Net cash provided (used in) by investing activities	(1,778,304)	855,502

Cash flows from financing activities
Changes in restricted cash	(348,833)	2,449,500
Borrowings from third party	899,928	-
Borrowings from Bankers acceptance notes payable	3,365,934	2,286,200
Repayments of Bankers acceptance notes payable	(3,059,940)	(7,185,200)
Borrowings from bank loans	5,584,391	4,539,740
Repayments of bank loans	(5,324,296)	(2,122,900)
Net proceeds from stock issuance	7,957,100	5,661,522
Net cash provided by financing activities	9,074,284	5,628,862
		-
Effect of exchange rate changes on cash and cash equivalents	66,323	89,708

Net increase (decrease) in cash and cash equivalents	(1,583,578)	9,575,708

Cash and cash equivalents, beginning of period	6,273,389	415,275

Cash and cash equivalents, end of period	$4,689,811	$9,990,983

Supplemental disclosure information:
Income taxes paid	$707,628	$1,814,914
Interest paid	$265,830	$156,493

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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Note 1 – Organization and nature of business

Tantech Holdings Ltd. (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 19, 2010. Through its 100% owned subsidiary in Hong Kong, USCHHK Group Limited (“USCHHK”), its 95% owned operating subsidiaries in China, Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo” or “Bamboo”), Tantech is engaged in the research and development, production and distribution of various products made from bamboo.

In addition, Tantech Bamboo also has five wholly-owned subsidiaries: Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal” or “Charcoal”), Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”), Zhejiang Babiku Charcoal Co., Ltd. (“TantechBabiku” or “Babiku”), LishuiZhongzhu Charcoal Co., Ltd. (“LishuiZhongzhu” or “Zhongzhu”) and Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”). Tantech Charcoal conducts trading business, including the export of charcoal products; Tantech Energy is engaged in the manufacturing of EDLC carbon and low emission barbecue (“BBQ”) charcoal; TantechBabiku, established by Tantech Bamboo on October 20, 2015, conducts BBQ charcoal business and Tantech Energy is currently in the process of transferring its low emission BBQ charcoal business to TantechBabiku. LishuiZhongzhu, established by Tantech Bamboo on November 18, 2015, will be engaged in the production and sales of active charcoal and other products. Tanbo Tech, a new entity established by Tantech Bamboo on December 8, 2015, plans to explore business opportunities outside Lishui area.

On August 19, 2015, the Board of Directors of the Company authorized USCNHK to form a wholly-owned subsidiary, LishuiTantech Energy Tech Co., Ltd. (“LishuiTantech”), as a holding company to hold its 95% equity interest in Tantech Bamboo. On April 7, 2016, LishuiTantech was registered in Lishui, China under the PRC law. On June 24, 2016, Tantech BVI, through LishuiTantech,entered into an equity purchase agreement with the 5 individual holders of the remaining 5% interest of Tantech Bamboo,to purchase the 5% interest of Tantech Bamboo for 1,018,935 shares of the Company’s common stock. As of June 30, 2016, the transfer was not completed yet, the Company expects to complete this transaction by the end of 2016.

Note 2–Summary of significant accounting policies

Principal of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“US GAAP”) for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2015, included in the 2015 annual report on Form 20-F filed on April 29, 2016. Operating results for the six months ended June 30. 2016 may not be necessary indicative of the results that may be expected for the full year.

The unaudited condensed consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, USCNHK, Tantech Bamboo and its wholly owned subsidiaries, Tantech Charcoal,Tantech Energy and TantechBabiku (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

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Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and advances to related parties and suppliers; the valuation of inventories; and the realizability of deferred tax assets.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, accounts payable, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and Hong Kong and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank acceptance notes payable and letters of credit. The Company is required to maintain 100% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China and Hong Kong of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

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Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or market. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Company.

Property and Equipment and Construction in Progress

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5-10 years
Transportation equipment	4 years
Office equipment	4 - 5 years
Electronic equipment	3 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

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Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Non-controlling interest

Non-controlling interest represents the minority stockholders’ proportionate share of 5% of the equity of Tantech Bamboo.

Seasonality

The Company’s sales have seasonality, with low sales volume in January and February, and high sales volume in November and December. The sales between March and September do not follow any seasonal pattern. The seasonality is mainly due to China’s biggest sales season of the year, the Spring Festival, which usually falls between January and February. Before the Spring Festival, supermarkets usually increase their purchases to prepare for the holiday sale. The Company’s main customers are supermarkets chain stores, who also increase purchases from the Company in November and December in preparation for the annual sale.

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria, as related to the Company’s revenue, are considered to have been met as follows:

Sales of products:The delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities term, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery. Revenue recognized under such method accounted for approximately 70% and 80% of its total revenue for the six months ended June 30, 2016 and 2015, respectively.

Under both cases, the risk of loss and/or title of goods have been passed to customer at the time of delivery. The Company does not recognize any revenue for any sale arrangements that do not transfer title and/or risk of loss. The Company’s sales cutoff for both methods is evidenced by the receipt of goods delivery either signed by the shipping company or the customer acknowledging the receipt of goods. Such document is used as the proof of transfer of title andor risk of loss.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Cost of revenues also includes the cost of raw materials and utility purchased from related parties. Write-down of inventory for lower of cost or market adjustments is also recorded in cost of revenues.

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Subsidy Income

The Company periodically receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”. There is no guarantee the Company will continue to receive such grants in the future.

Other Income

Other income was primarily related to the consulting fee that the Company charged a third party using a Company’s patent in the production of doors with air treatment functionality.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC.  Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of June 30, 2016 and December 31, 2015 were RMB 1 for $0.150 and $0.1541, respectively. The average exchange rates for the six months ended June 30, 2016 and 2015 were RMB 1 for $0.1530 and $0.1633, respectively.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended June 30, 2016 and 2015. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

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ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2016 and December 31, 2015. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

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The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Recent accounting pronouncements

In April 2016, the Financial Accounting Standards Board (“FASB”)released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In April 2016, FASB issued Accounting Standards Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients". The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The effective date of these amendments is at the same date that Topic 606 is effective. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

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In October 2016, the FASB has issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments require an entity to recognize income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and remove the exception to postpone recognition until the asset has been sold to an outside party. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In October 2016, the FASB has issued Accounting Standards Update ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	June 30, 2016	December 31, 2015

Accounts receivable	$37,754,047	$41,709,235
Allowance for doubtful accounts	(1,431,230)	(1,224,364)

Accounts receivable, net	$36,322,817	$40,484,871

Approximately 25% of the accounts receivable balances (equivalent to approximately $9.0 million) as of June 30, 2016 have been collected by November 30, 2016.

An analysis of the allowance for doubtful accounts for the six months ended June 30, 2016 and 2015 is as follows:

	Six months ended June 30,
	2016	2015
Balance at beginning of period	$1,224,364	$307,710
Addition to doubtful accounts expense	679,985	1,248,425
Deduction – collection of doubtful accounts	(440,648)	(283,150)
Translation adjustments	(32,471)	2,073

Balance at end of period	$1,431,230	$1,275,058

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Note 4 – Inventory

Inventory consisted of the following:

	June 30, 2016	December 31, 2015

Raw materials	$455,091	$539,704
Finished products	345,149	533,831
Work in process	161,459	173,943
Subtotal	961,699	1,247,478
Inventory reserve	(146,920)	(150,430)
Total	$814,779	$1,097,048

Note 5 – Advances to suppliers

Advances to suppliers - current

	June 30, 2016	December 31, 2015

Advances to suppliers	$21,530,889	$15,904,023
Allowance for doubtful accounts	(1,157,389)	(306,915)

Advances to suppliers, net	$20,373,500	$15,597,108

An analysis of the allowance for doubtful accounts for the six months ended June 30, 2016 and 2015 is as follows:

	Six months ended June 30,
	2016	2015
Balance at beginning of period	$306,915	$333,110
Addition to doubtful accounts expense	886,597	21,793
Deduction – utilization or return of advances	(14,754)	(21,793)
Translation adjustments	(21,369)	1,636

Balance at end of period	$1,157,389	$334,746

Advances to suppliers - long term

	June 30, 2016	December 31, 2015

Zhejiang Longquanzhixin Commercial & Trade Co., Ltd	$9,030,240	$-

Advances to suppliers - long term, net	$9,030,240	$-

Long-term advances to suppliers represent prepayments made to ensure continuous high quality supply and favorable purchase prices. On December 15, 2016, the Company entered into a long-term supply agreement with Zhejiang Longquanzhixin Commercial & Trade Co., Ltd. (“ZLCT”) to make an additional advance payment of RMB 60,000,000 (approximately $9,030,240). The aim of the prepayment is to support ZLCT to purchase local bamboo forests (approximately 1,650 acres) and expand its operations. Meanwhile, the Company is guaranteed to receive steady supplies from ZLCT of minimum 13,000 ton of charcoal raw material annually with a fixed purchase price for the next three years. Advances will be reduced through bamboo purchases until the advances are fully liquidated. No cash will be required in connection with a purchase.

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Note 6 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	June 30, 2016	December 31, 2015

Building	$12,478,558	$12,776,709
Machinery and Production equipment	2,915,117	2,982,759
Electronic equipment	247,158	251,508
Office equipment	49,121	50,294
Automobiles	221,794	227,094

Subtotal	15,911,748	16,288,364
Accumulated depreciation	(5,606,370)	(5,169,729)

Total	$10,305,378	$11,118,635

Depreciation expense was $566,510 and $550,828 for the six months ended June 30, 2016 and 2015, respectively.

Note 7 – Intangible assets, net

	June 30, 2016	December 31, 2015

Software	$734,550	$752,101
Land use rights	1,941,694	1,988,087

Total	2,676,244	2,740,188
Less: Accumulated amortization	(714,862)	(637,681)

Intangible assets, net	$1,961,382	$2,102,507

There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of June 30, 2016 and December 31, 2015, land use rights with net book value of $1,385,848 and $1,669,445, respectively, were pledged as collateral for bank loans.

The land use rights are amortized over 50 years. The patents are amortized over 10 years. And the software is amortized over 5 years. Amortization expense for intangible assets for the six months ended June 30, 2016 and 2015 were $93,587 and $100,169, respectively.

Note 8 – Deposit for asset acquisition

The Company made several deposits for the right to use multiple patents in the production of batteries as well as for purchase of certain equipment. As of December 31, 2015, the Company advanced a total of $2,465,600 including $2,003,300 for the right to use patents and $462,300 for the purchase of equipment. A portion of the deposits made for the use of the patent right was subsequently refunded to the Company due to the unsuccessful transfer of the use rights. As of June 30, 2016, the outstanding balance of $903,024 included deposit payments of $451,512 for the right to use patents and $451,512 for the purchase of equipment. The deposits were subsequently refunded to the Company because the equipment failed to pass multiple tests and the Company cancelled the purchase.

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Note 9 – Deposit for business acquisition

On May 2, 2016, Tantech BVI entered into a Purchase Agreement with Henglong Chen (“Seller”) and Suzhou E-Motors Co., Limited (“Suzhou E Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, pursuant to which Tantech BVI originally intended to acquire 100% of the equity interest in Suzhou E Motors. The purchase price continues to be negotiated and while the Company expects to acquire a majority share of Suzhou E Motors, it may not be able secure a 100% interest. The total proposed purchase price originally consists of a total cash consideration of Chinese Renminbi (“RMB”) 159,000,000 (approximately $24 million) and a share consideration of 3,250,000 restricted stocks of Tantech BVI. As of date of this report, the Company has paid RMB 71,600,000 (approximately $10.8 million) in cash and issued 2,500,000 share of Tantech’s common stock to Seller, in order to lock in the acquisition. The shares issued are restrictive for a minimum of twelve months after the completion of the acquisition and subject to Board approval for resale. The shares issued are considered held in escrow and the final number of shares as a part of the consideration may be subject to change. The Company did not record the value of the stocks issued as a part of deposits made for the acquisition because the final price and interest to be acquired have not been determined. The Company expects to close the transaction in the first quarter of 2017. The cash deposit made will be deducted from the final cash consideration to be made.

Note 10 – Short-term bank loans

On May 12, 2015, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 14.8 million (equivalent of $2,227,459) for a year with fixed annual interest rate of 5.41%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by Tantech Bamboo, two related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was repaid on May 10, 2016.

On August 17, 2015, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank to borrow RMB 20 million (equivalent of $3,010,080) for a year with fixed annual interest rate of 6.305%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by Tantech Energy and three related parties, Yefang Zhang, Zhengyu Wang and Forasen Group. The loan was repaid on August 15, 2016.

On December 16, 2015, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 20 million (equivalent of $3,010,080) for six months with a fixed annual interest rate of 5.66%. The purpose of the loan is to fund working capital needs. The loan was pledged by the Company's building and land use rights and guaranteed by two related parties, LishuiJiuanju Trading Co., Ltd. and Zhengyu Wang. The loan was repaid on June 6, 2016.

On March 28, 2016, the Company entered into a short-term loan agreement with Hangzhou Bank (Lishui Branch) to borrow RMB 2 million (equivalent of $301,008) for a year with fixed annual interest rate of 4.35%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by a third party, China Pacific Property Insurance Co. Ltd.

On May 10, 2016, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 14.5 million (equivalent of $2,182,308) for a year with fixed annual interest rate of 5.88%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by Tantech Bamboo, two related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd.

On June 6, 2016, the Company entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow RMB 20 million (equivalent of $3,010,080) for a year with a floating rate, the annual rate as of the period ended is 5.66%. The purpose of the borrowing is to fund working capital needs. The loan was guaranteed by two related parties, LishuiJiuanju Trading Co., Ltd. and Zhengyu Wang.

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Note 11 – Bankers acceptance notes payable

Bankers acceptance notes payable do not carry a stated interest rate, but have a specific due date usually for a period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts equal to 100% of the balances of the bankers acceptance notes. As of June 30, 2016 and December 31, 2015, deposits of $301,008 and nil were reported as restricted cash on balance sheet.

Bankers acceptance notes payable consisted of the following:

	June 30, 2016	December 31, 2015

Bankers acceptance notes payable issued by Bank of HangzhouLishui Branch, for twelve months (3/22/2016 – 3/21/2017)	$301,008	$-

Total	$301,008	$-

The Company has historically either received the proceeds of bankers acceptance notes through discounting with commercial agents or had such bankers acceptance notes paid directly to vendors, in which case, the Company receives no proceeds. In the past, the Company had discounted its bankers acceptance notes with commercial agents and then use such proceeds to fund its working capital needs, including making payments to various vendors but has gradually phased out such practice due to unfavorable discount rates. Instead, it started to use the bankers acceptance notes to pay its vendors directly. The proceeds from bankers acceptance notes sent directly to vendors for payment of goods were $3,365,934 and nil for the six months ended June 30, 2016 and 2015, respectively; and the net proceeds from bankers acceptance notes discounted to fund working capital needs were nil and $2,222,517 for the six months ended June 30, 2016 and 2015, respectively.

For the six months ended June 30, 2016 and 2015, the Company incurred interest expense of nil and $63,683 from discounting bankers acceptance notes, respectively. Interest expense was related to the discounting of these notes, rather than the imputation of interest on these notes. The discount rate is usually in line with the prevailing short-term bank loan rate at the time of discounting.

Note 12 – Accrued liabilities and other payable

Accrued liabilities and other payable as of June 30, 2016 and December 31, 2015 consisted of the following:

	June 30, 2016	December 31, 2015
Accrued expenses	$74,915	$312,172
Salaries and employee benefits payable	255,879	248,564
Other payable	527,058	497,424

Total	$857,852	$1,058,160

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Note 13 – Stockholders’ equity

On March 4, 2016, the Company issued a total of 1,693,000 shares of its common stock at $4.70 per share for $7,957,100 to various purchasers in a private placement transaction.

On May 30, 2016, in anticipation of the acquisition of Suzhou E Motors, the Company issued 2,500,000 shares of its common stock to the Seller of Suzhou E Motors. These shares are restricted for minimum twelve months after the completion of the acquisition. The Company is negotiating with owners of Suzhou E-Motors on the final terms and percentage of the equity interest to be acquired. The final number of shares as a part of the consideration may be subject to adjustment. Since the acquisition is not completed yet, the Company treats these shares as if they were in escrow. These shares are excluded from the number of the outstanding shares as well as from the calculation of the weighted average shares outstanding.

As of June 30, 2016, there were 25,793,000 shares common stock outstanding.

Note 14– Taxes

Taxes Payable

Taxes payable as of June 30, 2016 and December 31, 2015 consist of the following:

	June 30, 2016	December 31, 2015

Corporation income tax payable	$637,082	$687,745
Other tax payable	130,900	116,525

Total	$767,982	$804,270

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at unified rate of 15% starting from 2008 when it was approved by local government as a high-tech company.

Tantech Energy was registered in the PRC and is subject to corporate income tax at unified rate of 15% starting from 2013 when it was approved by local government as a high-tech company.

Tantech Charcoal and Tantech Babiku are subject to corporate income tax at unified rate of 25%.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the six months ended June 30, 2016 and 2015:

In recognition of allowance, the Company has provided a 100% valuation allowance at June 30, 2016 and no deferred tax asset benefit has been recorded. As of June 30, 2106 and December 31, 2015, the valuation allowance was $512,443 and $396,887, respectively, and the net change in the valuation allowance was increased to $115,556 for the six months ended June 30, 2016. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

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	Six months ended June 30,
	2016	2015
Statutory PRC income tax rate	25%	25%
Favorable tax rate impact (a)	(19%)	(11%)
Tax exemption in BVI	10%	-
Permanent difference	-	3%
Changes of deferred tax assets valuation allowances	14%	-

Total	30%	17%

(a) Two of the Company’s subsidiaries, Tantech Bamboo and Tantech Energy are subject to tax rate of 15%.

The provision for income tax consisted of the following:

	Six months ended June 30,
	2016	2015
Current	$706,341	$1,146,233
Deferred	-	3,742

Total	$706,341	$1,149,975

Significant components of deferred tax assets are as follows:

	June 30, 2016	December 31, 2015

Allowance for doubtful accounts and other reserves	$512,443	$324,053
Accumulated depreciation	-	72,834
Valuation allowance	(512,443)	(396,887)

Total	$-	$-

Note 15– Major customers and suppliers

For the six months ended June 30, 2016, two major customers accounted for approximately 14% and 13% of the Company’s total sales, respectively. For the six months ended June 30, 2015, two major customers accounted for approximately 19% and 10% of the Company’s total sales, respectively.

As of June 30, 2016, one customer accounted for approximately 26% of the Company’s accounts receivable balance.

As of December 31, 2015, two customers accounted for approximately 19% and 11% of the Company’s accounts receivable balance.

For the six months ended June 30, 2016, four major suppliers accounted for approximately 31%, 24%, 19% and 14% of the total purchases, respectively. For the six months ended June 30, 2015, four major suppliers accounted for approximately 28%, 23%, 13% and 10% of the total purchases, respectively.

Note 16– Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of consumer products, trading and biofuel energy products. As such, the Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, trading and biofuel energy Consumer products segment manufactures and sells Charcoal Doctor branded products and BBQ charcoal in China. Trading segment conducts rubber and other trading businesses. Biofuel energy segment produces and sells BBQ charcoal to customers in Asia, Europe and North America and produces and sells bamboo-based fuel for Electric Double Layer Capacitor.

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Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker.

The following table presents summary information by segment for the six months ended June 30, 2016 and 2015, respectively.

	Consumer product		Trading		Biofuel Energy		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Revenue from external
customers	$18,748,106	$21,121,181	$220,566	$3,289,937	$3,819,833	$5,983,558	22,788,505	$30,394,676
Revenue from intersegment	283,826	461,744	-	-	79,511	108,575	363,337	$570,319
Cost of revenue	13,240,887	13,060,934	178,460	3,238,144	3,369,450	4,326,848	16,788,797	$20,625,926
Gross profit	5,507,219	8,060,247	42,106	51,793	450,383	1,656,710	5,999,708	$9,768,750
Interest Expenses	177,221	144,021	68,525	10,000	4,292	1,268	250,038	$155,289
Depreciation & amortization	230,656	79,663	34,551	37,052	394,890	330,772	660,097	$447,487
Segment profit	3,124,627	4,941,348	(382,979)	67,437	(513,124)	762,457	2,228,524	$5,771,242

Segment information by products for the six months ended June 30, 2016 and 2015:

	Cleaning	Purification & Deodorization	Barbecue Charcoal - domestic	Trading	EDLC Carbon	Barbecue Charcoal – international	Total
Six months ended June 30, 2016

Revenue	$1,263,462	$17,139,529	$345,115	$220,566	$3,282,649	$537,184	$22,788,505

Six months ended June 30, 2015

Revenue	$1,117,862	$14,599,159	$5,404,160	$3,289,937	$5,693,622	$289,936	$30,394,676

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Six months ended June 30,
	2016	2015
Revenue from China	$22,567,939	$29,994,073
Revenue directly from foreign countries	220,566	400,603

Total Revenue	$22,788,505	$30,394,676

Approximately $22.57 million (99%) of our revenue were generated through Chinese domestic sources. However, approximately $1.61 million (7%) of revenue that were sold through domestic distributor or exporters were sold to end-customers in foreign countries. In effect, approximately 92% of our products are consumed in China and approximately 8% of our products are consumed in foreign countries.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang
Title: Chief Executive Officer

Dated: December 22, 2016

Exhibit Index

99.1.     Press Release dated December 22, 2016, titled “Tantech Holdings Ltd. Announces Interim Six Month Financial Results For 2016”